Exhibit 99.2

SPI Energy Co., Ltd. Announces Rescheduled Termination Date for Its ADR Facility

Hong Kong, June 19, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that The Bank of New York Mellon, the depositary for the Company’s American depositary shares (“ADSs”), issued a notice on June 16, 2017 to holders of the Company’s ADSs that it had rescheduled the termination of the Company’s existing American Depositary Receipts(“ADRs”) facility to September 18, 2017. A copy of the rescheduled termination notice is attached to this press release as Exhibit A.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia. For additional information, please visit: www.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

Exhibit A

Corporate Action Notice

Termination Notice	***REVISED TERMINATION DATE***

June 16, 2017

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

REPRESENTING DEPOSITED ORDINARY SHARES OF:

SPI Energy Co., Ltd.

ONE ADS REPRESENTS TEN ORDINARY SHARES
CUSIP: 78470H109

You are hereby notified, as owners and beneficial owners of the above American Depositary Receipts (“ADRs”), that the termination of the Deposit Agreement, dated November 5, 2015, among SPI Energy Co., Ltd. (“SPI”), The Bank of New York Mellon, as Depositary, and owners and holders of American Depositary Receipts (the “Deposit Agreement”) has been rescheduled. As a result, the existing ADR facility will be terminated effective at 5:00 PM (Eastern Time) on September 18, 2017 (the “Termination Date”).

The Depositary has waived its American Depositary Share (“ADS”) cancellation fees from the date hereof to the Termination Date. Owners and holders of ADSs may surrender their ADSs for delivery of the underlying shares of SPI. However, owners and holders of ADSs remain liable for any applicable U.S. or local taxes or governmental charges upon the surrender of the ADSs and the delivery of the underlying shares of SPI.

Subsequent to the Termination Date, under the terms of the Deposit Agreement, the Depositary may attempt to sell the underlying shares. Please be advised that there is currently no public trading market for the SPI ordinary shares. Therefore, the Depositary may not be able to sell the underlying shares or receive any value for them. If the Depositary has sold such underlying shares or received value for such shares, you must surrender your ADSs to obtain payment of the sale proceeds, net of the expenses of sale, and any applicable U.S. or local taxes or government charges.

To surrender your ADRs, the address of the Depositary is: The Bank of New York Mellon, 101 Barclay Street, Depositary Receipts Division — 22nd Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering ADRs to the Depositary. For further information regarding your ADRs, please contact the Depositary at 1-888-269-2377 for US callers or 1-201-680-6825 for non-US callers.

Note: As of February 27, 2017, BNY Mellon is no longer the Exchange Agent for processing the exchange of the common stock of Solar Power, Inc. for ADSs representing ordinary shares of SPI (the “Exchange”). Any inquiries pertaining to such Exchange may be directed to the following individuals at SPI: Mr. Xiaofeng Peng (email: Idkpeng@spisolar.com) or Mr. Tairan Guo (email: tairan.guo@spisolar.com).

To learn more about Depositary Receipts and issuer programs, please contact our marketing desks:

New York	London
Ravi Davis	Jacek Jankowski
Richard J Maehr	DR Broker Liaison Support President
+ 1 212 815 2267	+ 44 207 163 7427
adrdesk@bnymellon.com	jacek.jankowski@bnymellon.com

BNY Mellon is providing this information for general informational purposes only and does not warrant or guarantee the accuracy, timeliness or completeness of this information. BNY Mellon does not undertake any obligation to update or amend this information. BNY Mellon provides no advice, recommendation or endorsement with respect to any company or securities. Nothing herein shall be deemed to constitute an offer to sell or a solicitation of an offer to buy securities. BNY Mellon collects fees from DR holders pursuant to the terms and conditions of the DRs and the deposit agreement under which they are issued. From time to time, BNY Mellon may make payments to the issuer to reimburse and / or share revenue from the fees collected from DR holders, or waive fees and expenses to the issuer for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the DR program. BNY Mellon may pay a rebate to brokers in connection with unsponsored DR issuances. BNY Mellon may also use brokers, dealers or other service providers that are affiliates and that may earn or share fees and commissions. BNY Mellon may execute DR foreign currency transactions itself or through its affiliates and in such cases it acts as principal counterparty and not as agent, advisor, broker or fiduciary. BNY Mellon has no obligation to obtain the most favorable exchange rate, makes no representation that the rate is a favorable rate and will not be liable for any direct or indirect losses associated with the rate. BNY Mellon earns and retains revenue on its executed foreign currency transactions based on, among other things, the difference between the rate it assigns to the transaction and the rate that it pays and receives for purchases and sales of currencies when buying or selling foreign currency for its own account. The methodology used by BNY Mellon to determine DR conversion rates is available to registered Owners upon request or at https://www.adrbnyrnellon.com/us/en/news-and-publications/dr-issuers/asset_upload_file49220_197380.pdf. Depositary Receipts are not insured by the FDIC or any other government agency, are not deposits or other obligations of, and are not guaranteed by BNY Mellon, and are subject to investment risks.